For Immediate Release

Nordion Provides Information on Annual and Special Shareholder Meeting

Shareholder proxy voting deadline today
Teleconference for Meeting requires pre-registration

OTTAWA, CANADA – May 23, 2014 – Nordion Inc. (TSX:NDN) (NYSE:NDZ) is issuing a reminder to shareholders that today is the proxy voting deadline and is providing additional information with regards to the logistics for the Company’s Annual and Special Meeting of Shareholders (the “Meeting”) being held on May 27, 2014.  As referenced in the Information Circular, the Meeting will be held at 2:00 p.m. (Eastern time) at the Brookstreet Hotel, 525 Legget Drive, Ottawa, ON, Canada.

Your vote is important regardless of the number of Common Shares you hold.  Your votes must be received by Nordion’s transfer agent, CST Trust Company, no later than 5:00 p.m. (Eastern Time) today, May 23, 2014. You are entitled to receive notice of, and vote at, the Meeting or any postponement(s) or adjournment(s) thereof if you were a Shareholder on April 24, 2014.

For those Shareholders that cannot attend the Meeting in person, Nordion has made arrangements to provide a live teleconference of the Meeting.  However, Shareholders will not be permitted to vote or otherwise participate in the Meeting through the teleconference facility.

To attend via Teleconference, you must register in advance at:
https://selfreg-inscriptionauto.confsolutions.ca/webportal/reg.html?Acc=6236061574&Conf=145997
Passcode and PIN will be provided upon registration.

Canadian Shareholders who require assistance in voting their proxies may direct their inquiries to Nordion’s proxy solicitation agent for Canada, CST Phoenix Advisors, by toll-free telephone in North America at 1-800-332-4904 or at 1-201-806-2222 outside of North America.

U.S. Shareholders who require assistance in voting their proxies may direct their inquiries to Nordion's proxy solicitation agent for the U.S., Innisfree M&A Incorporated, by toll-free telephone in North America at 1-888-750-5834, or collect at 1-212-750-5833.

About Nordion Inc.
Nordion Inc. (TSX:NDN) (NYSE:NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes and sterilization technologies that benefit the lives of millions of people in more than 40 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has over 400 highly skilled employees in three locations. Find out more at www.nordion.com and follow us at twitter.com/NordionInc.

CONTACTS:
INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

MEDIA:
Shelley Maclean
(613) 592-3400 x 2414
shelley.maclean@nordion.com

 SOURCE: Nordion